SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X    Form 40-F
                                  ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes        No X
                                   ---      ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (PUBLICLY-HELD COMPANY)
                               NIRE 533 0000 580-0
                            CNPJ N 02.558.132/0001-69


MINUTES OF THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

      1. DATE, TIME AND PLACE: August 27, 2001, at 09:30 (nine hundred hours), at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DISTRITO FEDERAL. 2. INVITATION: The second call was published by the newspapers DIARIO OFICIAL DO DISTRITO FEDERAL, on August 21, August 22 and August 23, 2001, on pages 32, 28 and 56 respectively, and GAZETA MERCANTIL NACIONAL, on August 20, August 21 and August 22, 2001, on pages B-3, C-6 and A-10, respectively. 3. TABLE: In accordance with Article 14 of the Company's bylaws, Mr. MARIO CESAR PEREIRA DE ARAUJO was invited to preside the assembly and Mr. ARTHUR ANTONIO MAGALHAES FONSECA was nominated general secretary. 4. ATTENDEES: Mr. LUIS ANDRE CARPINTERO BLANCO, Director of Finance, and Mr. ANTONIO GOMES DE LIMA, representative of the Company's Controlling Department; Mr. AUGUSTO PATARELI, Fiscal Advisor; shareholders representing the legal quorum required for deliberation of the order of the day, as stated in the minutes and signatures contained in the Shareholders Attendance Book. 5. ORDER OF THE DAY: I. To decide on the increase of capital from R$303,000,000.00 (three hundred and three million Brazilian Reais) to R$319,617,676.00 (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), corresponding to the capitalization of the amortization of the premium in the value of R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) with the issue of 2,064,307,577 (two billion, sixty-four million, three hundred and seven thousand, five hundred and seventy-seven) ordinary shares with no par value; II. To decide on the increase of the Company's capital stock from R$319,617,676.00 (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) to R$505,000,000.00 (five hundred and five million Brazilian Reais), by way of capitalization of accumulated profits in the value of R$185,382,324.00 (one hundred and eighty-five million, three hundred and eighty-two thousand, three hundred and twenty-four Brazilian Reais), with no alteration of the number of shares, in accordance with Article 169 of Law number 6,404/76; III. To decide on the issue of debentures by the Company, for public distribution and not convertible into stock, in the total value of up to R$ 500,000,000.00 (five hundred million Brazilian Reais), in accordance with the attribution provided by Article 59 of Law number 6,404/76, as well as on all those proceedings associated with the issue of debentures; IV. to decide on the delegation of power to the Board of the Company for it to decide and to alter the matters provided under Article 59 of Law number 6,404/76; and V. To change Article 5 of the Company's bylaws as a result of items "I" and "II", above. 6. DETERMINATIONS: ITEM
      I: increase of the Company's Capital Stock from R$  303,000,000.00  (three

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      hundred and three million  Brazilian  Reais) to R$  319,617,676.00  (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), which corresponds to the capitalization of the fiscal benefit obtained by the company due to the amortization of the premium in the value of R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) with the issue of 2,064,307,577 (two billion, sixty-four million, three hundred and seven thousand, five hundred and seventy-seven) ordinary shares with no par value), as decided by the Board of the
      Company.   ITEM  II:   increase  of  the  Company's   capital  stock  from
      R$319,617,676.00 (three hundred and nineteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais) to R$505,000,000.00 (five hundred and five million Brazilian Reais), by capitalizing accumulated profits in the value of R$185,382,324.00 (one hundred and eighty-five million, three hundred and eighty-two thousand, three hundred and twenty-four Brazilian Reais), with no alteration of the number of shares. As a consequence, the Company's current capital stock is R$505,000,000.00 (five hundred and five million Brazilian Reais) formed by 366,463,335.169 shares, of which 126,433,338,109 are common shares and 240,029,997,060 are preferred shares, all having no face value or certificates. ITEM III: issue of Debentures by the Company, for public distribution and containing the following characteristics ("Debentures"):
      1. VALUE OF THE ISSUE. A total of R$500,000,000.00 (five hundred million Brazilian Reais) will be issued in Debentures at the Date of Issue (as defined below). 2. SERIES. The issue will be conducted in a SINGLE SERIES.
      3. QUANTITY.  A total of 5,000 (five thousand)  Debentures will be issued.
      4. FACE VALUE . The debentures will have a unit face value of R$100,000.00 (one hundred Brazilian Reais) ("Face value") at Date of Issue. 5. CONVERTIBILITY AND FORM. The Debentures will not be convertible into shares and will be issued without certificates. 6. TYPE. The debentures will be of the unsecured type. 7. PLACEMENT. The Debentures will be publicly distributed by financial institutions of the SECURITIES EXCHANGE SYSTEM, using the specific distribution procedure provided by Article 33 of Instruction no. 13, issued on September 30, 1980 by the Brazilian Securities Exchange Commission - "CVM" - and there will be no anticipated reserves, as well as no minimum or maximum batches. The distribution should be made in accordance with the result of the BOOKBUILDING process, to be organized by those in charge of coordinating the issue, observing the specifications provided by Item 14.1 (the "Coordinators"). 8. RIGHT TO PREFERENCE. There will be no right to preference or priority as to the
      subscription  of  the  Debentures  by  the  Company's   shareholders.   9.
      NEGOTIATION. The Debentures will be registered with the Brazilian National Debentures System and/or with the Bovespa Fix Negotiation System, for negotiation in the secondary market. 10. DATE OF ISSUE. For all legal purposes, the Date of Issue of the Debentures will be September 1st, 2001 ("Date of Issue"). 11. VALIDITY AND EXPIRATION DATE. The Debentures will be valid for 36 (thirty-six) months, counting from the Date of Issue, therefore expiring on September 1st, 2004 ("Expiration Date"). 12. SUBSCRIPTION PERIOD AND PAYMENT METHOD. Following the granted request for registration with the CVM and the publication of the date of distribution,

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      the  Debentures  will be subscribed  within a public  distribution  period granted by the CVM. The subscription will be conducted observing the Securities Distribution System (SDT), provided by the CENTRAL DE CUSTODIA E DE LIQUIDACAO FINANCEIRA DE TITULOS (CETIP) and by the COMPANHIA BRASILEIRA DE LIQUIDACAO E CUSTODIA (CBLC). The Debentures will be paid in cash and in Brazilian currency ("Reais) against subscription on the "Date of Payment". The Debentures will be subscribed based on their face value,
      plus   Remuneration   (in  the  form  defined  below),   calculated  on  a
      PRO-RATA-TEMPORIS  basis from the Date of Issue until the Date of Payment.
      13. PAYMENT OF FACE VALUE. The Face value will be paid in 1 (one) single payment on the Expiration Date. 14. REMUNERATION. The Debentures will accrue interest as of the Date of Issue, applicable on the Face Value and defined based on the average daily rate of the inter-financial deposits in a one-day period, called "TAXA DI OVER EXTRA GRUPO", expressed as annual percentage, 252-day base, calculated and informed daily by the CETIP
      through   its  daily  news   medium  and   available   on  their   website
      (http://www.cetip.com.br)   and  published  by  GAZETA  MERCANTIL  in  its
      national issue ("Taxa DI"), plus the applicable surcharge corresponding to a given annual percentage, 252-day base ("Surcharge"), to be defined in accordance with the provisions under Item 14.1, below ("Remuneration").
      14.1. SURCHARGE. For purposes of the surcharge mentioned by Item 14 above, the distribution of the Debentures shall adopt the BOOKBUILDING procedure, to be organized by the Coordinators. After conclusion of the BOOKBUILDING process, the Company's Board will ratify in assembly the final Surcharge applicable on the remuneration of the Debentures calculated during the BOOKBUILDING process, for which purpose it will use its power to decide on certain issuing conditions, and the Certificate of Issue shall be the object of amendment so as to include the final Surcharge.14.2. FREQUENCY OF PAYMENT OF THE REMUNERATION. The Remuneration will be paid biannually as of the Date of Issue, with payments on March 1st and September 1st, 2002, 2003 and 2004, and calculated daily as of the Date of Issue until the Expiration Date, based on the TAXA DI disclosed each day, plus the Surcharge, and accumulated as of the Date of Issue until the date of payment of the first portion of the Remuneration and, from this date on, accumulated daily in the period comprised between the two consecutive Expiration Dates of the Remuneration. 15. OPTIONAL EARLY RETRIEVAL. The Company has the right to promote the early retrieval of some or all outstanding Debentures at any given time, provided the payment of the Face Value plus the Remuneration applicable until the date of the retrieval, calculated on a PRO-RATA-TEMPORIS base as of the Date of Issue or as of the date of the last payment of the Remuneration until the date of its actual payment. The Company is required to inform the debenture holders at least 15 (fifteen) workdays prior to the date of the actual retrieval. The partial retrieval will be conducted as a lottery, in the terms of Article 55 of Law number 6,404/76 and all the remaining applicable regulations, and a minimum of 20% (twenty percent) of the debentures originally subscribed and placed should remain in circulation. Otherwise, the retrieval should be a total one. In case of total or partial retrieval of the Debentures in the terms provided under the present item, the Company may also pay a premium on the value of the retrieval referred to by the

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      present item,  regardless  of the actual date of retrieval,  premium which will be negotiated between the parts. 16. OPTIONAL ACQUISITION. The Company may acquire outstanding Debentures in the market at any given time for a price not above their face value, plus the applicable remuneration until the date of acquisition and calculated on a PRO-RATA-TEMPORIS basis as of the date of issue or as of the date of the last payment of the remuneration until the date of their actual payment, observing the provisions under Article 55 of Law number 6,404/76. The Debentures acquired by the Company can be cancelled at any given moment or remain in treasury or placed in the market, at the Company's discretion. If or when the Debentures acquired by the Company to remain in treasury under the terms of this Item are re-placed in the market, they will be guaranteed the same remuneration as the remaining outstanding debentures, and the Board of this Company is from now on authorized and directed: (I) to carry out all the actions required to formalize the issue of Debentures now approved which are not within the scope of the exclusive power of the assembly, including the stipulation and negotiation of the remaining terms of the issue; (II) to contract with financial institution(s) in order to be provided with services relative to the coordination of the issue, defining and negotiating the terms and conditions of the coordination contract; (III) to contract with the agent bank, defining the terms and negotiating the terms and conditions of the respective contract and (iv) to contract with the fiduciary agent of the Debentures. ITEM IV: the delegation of power to the Company's Board of Directors, to decide on alterations of certain conditions of the Debentures herein expressed, whenever necessary, as provided by Article 59 of Law number 6,404/76, including those conditions relative to the opportunity to issue the Debentures; and also to cancel the Debentures not placed or kept in treasury. ITEM V: as a result of the decisions expressed under items "I" and "II", article 5 of the Company's bylaws now reads as follows: "ARTICLE 5 - THE SUBSCRIBED CAPITAL STOCK, FULLY PAID, IS R$ 505,000,000.00 (FIVE HUNDRED AND FIVE MILLION BRAZILIAN REAIS), FORMED BY 366,463,335.169 (THREE HUNDRED AND SIXTY-SIX BILLION, FOUR HUNDRED AND SIXTY-THREE MILLION, THREE HUNDRED AND THIRTY-EIGHT THOUSAND, ONE HUNDRED AND NINE) SHARES, OF WHICH 126,433,338,109 (ONE HUNDRED AND TWENTY-SIX BILLION, FOUR HUNDRED AND THIRTY-THREE MILLION, THREE HUNDRED AND THIRTY-THREE THOUSAND, ONE HUNDRED AND NINE) ARE COMMON SHARES AND 240,029,997,060 (TWO HUNDRED AND FORTY BILLION, TWENTY-NINE MILLION, NINE HUNDRED AND NINETY-SEVEN THOUSAND AND SIXTY) ARE PREFERRED SHARES, ALL HAVING NO FACE VALUE OR CERTIFICATES. Shareholder EMERGING MARKETS GROWTH FUND INC. voted against the decisions expressed under Items I through V. 7. CLOSING: Without any further matters to discuss, the Assembly was closed and the present minutes were drawn, read and considered adequate by those attending. Brasilia-DF, August 27, 2001.

      MARIO CESAR PEREIRA DE ARAUJO                 ARTHUR A. MAGALHAES FONSECA
         President of the Table                          General Secretary

      GEORGE WASHINGTON TENORIO MARCELINO             JOSE EDUARDO P. JUNIOR
     p.p. Emerging Markets Growth Fund INC            BID S.A. Representative
           p.p. Templeton World Fund
  F C MKTS Umbrella Fund Brazilian Portfolio

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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Tele Centro Oeste Cellular Holding Company


Date: August 28, 2001              By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                       -----------------------------------------
                                       Name:  Mario Cesar Pereira de Araujo
                                       Title: President